FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2005

Commission file number: 001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices:
926 West Sprague Avenue
Suite 200
Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F _x_ Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934: Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Forward Looking Statements

The information presented or incorporated by reference in this Form 6-K contains both historical information and forward-looking statements (within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the Securities Act), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the Exchange Act)). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause the results of the Company and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements.

Numerous factors could cause actual results to differ materially from those in the forwardlooking statements, including without limitation, our ability to obtain additional funding for the development of the Brisas Project, in the event any key findings or assumptions previously determined by our experts in the final feasibility study significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project, the risk that actual mineral reserves may vary considerably from estimates presently made, the impact of currency, metal prices and metal production volatility, concentration of operations and assets in Venezuela, the regulatory, political and economic risks associated with Venezuelan operations, changes in proposed development plans (including technology used), our dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and development of mining properties.

The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "will," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our Company website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed on-line at www.sec.gov, www.sedar.com or at the Company's website, www.goldreserveinc.com. Additionally, you can request a copy directly from the Company.


Exhibits
The following are filed as exhibits to this Form 6-K:

Exhibit
-------
Number        Description
99.1          June 30, 2005 Interim Financial Report


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.
By:    s/ Robert A. McGuinness
          Vice President n Finance & CFO
          August 12, 2005

Exhibit Index

Exhibit
Number        Description

99.1          June 30, 2005 Interim Financial Report To Shareholders




EXHIBIT 99.1


GOLD RESERVE INC.
June 30, 2005
Interim Financial Report to Shareholders
U.S. Dollars

Operations Overview

Brisas Project

The Company's primary mining asset, the Brisas Project, is a gold/copper deposit located in the Km 88 mining district of the State of Bolivar in southeastern Venezuela. The Brisas Project consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, applications for other mineralization contained in these concessions, and contracts, land use permits and concessions for mineralization (primarily gold and copper) on land parcels contiguous to the existing concessions.

2005 Bankable Feasibility Study
----------------------------------------
In early 2005, a bankable feasibility study with respect to the construction and operation of the Brisas Project was completed. Based on the positive conclusions contained in the bankable feasibility study, the Board of Directors approved proceeding with the financing and construction of the mine to produce gold dorE on-site and ship gold/copper concentrate to an off-site smelter. We are currently evaluating financing options for the Brisas Project and have retained Endeavour Financial to assist in our efforts.

The 2005 bankable feasibility study described herein has not yet been updated for the increase in proven and probable gold and copper reserves of approximately 1 million ounces of gold and approximately 100 million pounds of copper announced by the Company in the second quarter of 2005.

The 2005 bankable feasibility study, which was prepared by Aker Kvaerner Metals, Inc. ("Aker Kvaerner"), a subsidiary of the international engineering and construction services group, Aker Kvaerner, includes work performed by other independent consultants under the coordination of Aker Kvaerner. The geology, mineral resources, proven and probable reserves, mining sections and the financial analysis for the study were performed by Pincock Allen & Holt ("PAH"). SGS Lakefield Research conducted metallurgical pilot plant test work with guidance from Aker Kvaerner.

Aker Kvaerner designed the metallurgical process flowsheet and Vector Colorado LLC ("Vector") performed the tailings facility design, hydrology study, geotechnical analysis and geochemical analysis. AATA International, Inc. ("AATA") of Fort Collins, Colorado, and Ingenieria Caura, SA of Venezuela, conducted the environmental fieldwork in Venezuela and prepared the Venezuelan Environmental and Social Impact Assessment (V-ESIA) for the Venezuelan Ministry of Environment and Natural Resources, which was filed in August 2005 and the International Environmental and Social Impact Assessment (I-ESIA) for the financial institutions, which is expected to be completed in the next several months.

Based on the results set forth in the 2005 bankable feasibility study, the operating plan assumes a large open pit mine containing proven and probable reserves of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper in 414 million tonnes of ore grading 0.69 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $2.76 per tonne. The final pit was based on a shape produced by an industry standard pit optimization software using a gold price of $350 per ounce and a copper price of $0.90 per pound. Utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, the study anticipates the Brisas Project will yield an average annual production of 486,000 ounces of gold and 63 million pounds of copper over an estimated mine life of approximately 16 years.

The base-case economic model contained in the 2005 bankable feasibility study utilizes $400 per ounce gold and $1.00 per pound copper. At such prices, cash operating costs (net of copper credits) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, would be $263 per ounce of gold. Initial capital costs to construct and place the Brisas Project into production are currently estimated to be approximately $552 million. Tax exonerations or tax payment holidays are available for various taxes including value added tax and import duty tax on the initial capital costs. Management is in the process of applying for all available exonerations and expects to obtain such exonerations prior to the construction of the project. As a result, the cost of such taxes and import duties are not included in the initial costs of the project. However, there can be no assurances that such exonerations will be obtained.

Following completion of I-ESIA, receipt of necessary permits and obtaining sufficient funding, construction of the planned facility is expected to take 24-26 months, with commissioning and achievement of commercial production shortly thereafter.

The following are the key assumptions contained in the 2005 bankable feasibility study:
--------------------------------------------------------------------------

Proven Reserves       193.2 million tonnes; 0.71 g/t gold and 0.12% copper
Probable Reserves     221.3 million tonnes; 0.68 g/t gold and 0.13% copper

Strip ratio
  (waste:ore)                                                       1.81:1

Mine Life (minimum)                                               16 years

Mill throughput                       70,000 tonnes per day "Hardrock" ore
                                  6,000 tonnes per day "Sulfide" saprolite
                                    6,000 tonnes per day "Oxide" saprolite

Plant Metal recoveries                                         gold  83.1%
                                                             copper  87.0%

Net payable Metals                                             gold  82.4%
                                                             copper  83.0%
Life of Mine Production
 (payable metals)                                gold  7.59 million ounces
                                                copper  979 million pounds

Average annual gold production                              486,000 ounces
Average annual copper production                         63 million pounds
Average annual copper concentrate production        124,000 metric tonnes

Economic Model Results using $400 per ounce
  of gold and $1.00 per pound of copper:
--------------------------------------------------------------------------
Total cash operating cost (on site and off site)       $5.26 per tonne ore

Initial capital cost                                        $552.4 million
Working capital                                              $39.3 million
Ongoing capital                                             $132.3 million
Cash Operating cost*                                $154 per ounce of gold
Production Taxes                                     $13 per ounce of gold
Total Cash costs*                                   $167 per ounce of gold
Capital Cost Amortization                            $96 per ounce of gold
Total Cost                                          $263 per ounce of gold

Internal rate of return (After-Tax)                                   9.1%
Project net present value (After-Tax)                   @ 0%  $711 million
                                                        @ 5%  $207 million
Project payback                                                  8   years


* Net of copper by product credit

Mineral Resource and Reserve Estimates Contained in the 2005 Bankable Feasibility Study. PAH reviewed the methods and procedures utilized by the Company at the Brisas Project to gather geological, geotechnical, and assaying information and found them reasonable and meeting generally accepted industry standards for a bankable feasibility study. PAH believes that the Brisas Project has conducted sampling and analysis programs using standard practices, providing generally reasonable results and that the data can effectively be used in the estimation of resources and reserves.

PAH calculated the mineral resource and reserve estimates contained in the 2005 bankable feasibility study, in February 2005 in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7 however,we advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

The qualified persons involved in the property evaluation and resource and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of PAH and Brad Yonaka, Exploration Manager for Gold Reserve.

Mineral Resource Estimate Contained in the 2005 Bankable Feasibility Study. Based on work completed by PAH for the 2005 Brisas bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a measured and indicated mineral resource of 10.97 million ounces of gold and approximately 1.4 billion pounds of copper (based on 0.4 gram per tonne gold equivalent cut-off).

We advise U.S. investors that while the terms "measured" and "indicated resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves.

The February 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:


(kt=1,000 tonnes)      Measured              Indicated           Measured and Indicated
Au Eq                      Au     Cu                Au     Cu               Au     Cu
Cut-off Grade      kt     (gpt)   (%)      kt      (gpt)    (%)     kt     (gpt)   (%)
0.40            217,883  0.700  0.118    284,941  0.662   0.132   502,824  0.678  0.126

CAPTION>

(In Millions)             Measured               Indicated       Measured and Indicated
Au Eq                     Au     Cu              Au     Cu            Au      Cu
Cut-off Grade             oz.    lb.             oz.    lb.           oz.     lb.
0.40                     4.905   566           6.066    827         10.971   1,393

The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 126.5 million tonnes containing 0.65 grams gold per tonne and 0.13 percent copper, or 2.64 million ounces of gold and 370 million pounds of copper. The mineral resource estimate has been calculated in accordance with CSA National Instrument 43-101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper.

We advise U.S. investors that while the term "inferred mineral resource" is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize such term. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Mineral Reserve Estimate Contained in the 2005 Bankable Feasibility Study. Based on work completed by PAH for the Brisas 2005 bankable feasibility study, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a proven and probable mineral reserve of approximately 9.2 million ounces of gold and 1.2 billion pounds of copper. The February 2005 estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:


         Reserve                            Au          Cu         Waste       Total
         tonnes       Au Grade   Cu Grade   ounces      pounds     tonnes      tonnes      Strip
Class    (millions)   (gpt)       (%)       (thousands) (millions) (millions)  (millions)  Ratio

Proven     193.2      0.71       0.123      4,399         525
Probable   221.3      0.68       0.133      4,808         654
Total      414.5      0.69       0.129      9,207       1,179       748.3      1,162.8     1.81

Note that the mineral resources estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimate disclosed in the table above which are designated as commercially viable are included in and a part of the mineral resources estimate shown in the previous section.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43-101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne.

Brisas Project Work To Date.

Considerable work has taken place to establish the Brisas project mineral resource and reserve. Over $80 million has been expended on the Brisas project including property and mineral rights, acquisition costs, equipment expenditures, litigation settlement costs and exploration costs. Other activities on the property include: extensive geology, geophysics and geochemistry, approximately 890 drill holes or approximately 200,000 meters of core drilling, independent audits of our drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs, bench scale testing of an on-site copper process and a final bankable feasibility study.

With the completion of the 2005 bankable feasibility study, management developed a critical-path plan for obtaining required permits (most notable are the permits for construction and operation), obtaining funding and commencing construction. This effort includes the development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, final permit approvals and a number of other agreements related to the construction and operation of the Brisas Project. Concurrent with these activities, management is also devoting substantial time and effort on obtaining financing for the Brisas Project.

Brisas 2005-2006 Work Plan

The Company accomplished the following in the first six months of 2005:
-----------------------------------------------------------------------

EPCM Contractor. The Company selected SNC-Lavalin Engineers & Constructors, Inc. ("SLE&C") of Toronto and its affiliate, SNC-Lavalin International, Inc., to undertake the Engineering, Procurement, and Construction Management ("EPCM") for the Brisas gold-copper project in southeastern Venezuela. Management is in the process of completing the definitive EPCM contract, although SLE&C has already begun working on the initial phase of the agreement.

Proven and Probable Reserves Updated. The Company announced an increase in the proven and probable reserves at the Brisas project. Gold increased to
10.1 million ounces from 9.2 million ounces and copper increased to 1.29 billion pounds from 1.18 billion pounds as shown in the tables below. Note: the 2005 bankable feasibility study described earlier in this document has not yet been updated with this new data.

PAH calculated the updated mineral resource and reserve estimates summarized in the table below, in May 2005 in accordance with National Instrument
43-101, as required by Canadian Securities regulatory authorities. We believe that the calculation of the updated mineral reserves is substantially the same as those under the U.S. Securities and Exchange Commission Industry Guide 7, however,we advise U.S. investors that definitions contained in National Instrument 43-101 differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

The qualified persons involved in the property evaluation and resource and reserve estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of PAH and Brad Yonaka, Exploration Manager for Gold Reserve.

The May 2005 estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table:


(kt=1,000 tonnes)        Measured              Indicated         Measured and Indicated
Au Eq                       Au     Cu               Au     Cu                Au      Cu
Cut-off Grade        kt    (gpt)   (%)      kt     (gpt)   (%)      kt      (gpt)    (%)
0.40              250,184  0.689  0.119   332,314  0.640  0.132   582,498   0.661   0.126


(In Millions)            Measured              Indicated         Measured and Indicated
Au Eq                       Au     Cu               Au     Cu               Au      Cu
Cut-off Grade               oz.    lb.              oz.    lb.              oz.     lb.
0.40                      5.541    656            6.837    966            12.378   1,622


The inferred mineral resource, based on an off-site smelter process (0.4 gram per tonne gold equivalent cut-off), is estimated at 129.0 million tonnes containing 0.594 grams gold per tonne and 0.122 percent copper, or 2.46 million ounces of gold and 346 million pounds of copper. The mineral resource estimate has been calculated in accordance with CSA National Instrument 43-101. The mineral resource and gold equivalent (AuEq) cut-off is based on $350 per gold ounce and $0.90 per pound copper.

Based on work completed by PAH, using an off-site smelter process for treating copper concentrates, the Brisas project is estimated to contain a proven and probable mineral reserve of approximately 10.1 million ounces of gold and 1.29 billion pounds of copper. The May 2005 estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:


           Reserve                          Au          Cu          Waste       Total
           tonnes      Au Grade   Cu Grade  ounces      pounds      tonnes      tonnes      Strip
Class      (millions)  (gpt)      (%)       (thousands) (millions)  (millions)  (millions)  Ratio

Proven     206.9       0.726      0.125      4,829        570
Probable   239.3       0.683      0.136      5,255        720
Total      446.2       0.703      0.131     10,084      1,290       963.8       1,410.0     2.16

Note that the mineral resources estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimate disclosed above which are designated as commercially viable are included in and a part of the mineral resources estimate shown in the previous section.

The mineral reserve (within a pit design) has been estimated in accordance with CSA National Instrument 43-101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of U.S. $350 per ounce gold and U.S. $0.90 per pound copper with an internal revenue cut-off of $2.76 per tonne.

Copper Concentrate Smelters. The Company obtained a letter of intent from NordDeutcshe Refinery of Germany for smelting a portion of the copper concentrates. A similar letter of intent has been signed with Boliden of Sweden for additional concentrates. Neil Seldon & Associates assisted the Company in this process.

Port Facilities. The Company signed a letter of intent with a Venezuelan port facility company for the future storage and trans-shipments of copper/gold concentrate.

Environmental Studies. Management filed its Venezuelan Environmental and Social Impact Study with the Venezuelan Ministry of Environment and Natural Resources, which is required for the Company to obtain the permit to construct the Brisas gold/copper project.

Public Consultation. The Company held a public consultation meeting with the local communities surrounding the Brisas project in the KM88 mining district of Venezuela. The meeting, held in conjunction with the Company's completion of the Venezuelan Environmental and Social Impact Study, built on the Company's years of community dialogue and development initiatives and was attended by 187 people representing the local communities and indigenous people. We believe the meeting was well received by the community leaders and comments provided will be considered and incorporated into the project as appropriate.

Project Financing. The Company continued to make progress with its financial advisor, Endeavour Financial, on securing project debt financing for the Brisas Project. Management is continuing its participation in a number of detailed discussions with project debt sources.

New Personnel. The Company added Vice PresidentnChief Legal Officer to the management team. Earlier in January 2005, the Company added five key managerial personnel to its operations and technical staff. These staff additions are part of management's continuing effort to add additional personnel that will be needed to construct and operate the Brisas Project.

The Company expects to focus on the following issues during the next six to twelve months:
-----------------------------------------------------------------------------
In the near-term, management is finalizing a definitive EPCM contract with SLE&C. In anticipation of signing the definitive contract, SLE&C has already begun the first phase of the EPCM contract which consists of a ninety day Project Definition Phase, the key objective being to generate the information and criteria that will form the basis of all subsequent engineering, procurement and construction activities to be performed related to the Brisas Project. Thereafter, the Project Execution Phase will include detailed design and engineering, IT and telecommunications, geotechnical engineering and water management, environmental engineering, procurement and contract management and construction management and execution. Procurement and construction could begin following receipt of final environmental permits and the Company obtaining appropriate financing.

In addition to the definitive EPCM contract, management continues its discussions and contract negotiations with EDELCA for the supply of electricity, NordDeutcshe Refinery of Germany and Boliden of Sweden for concentrate smelting and negotiations related to port facilities.

With the recent filing of the Venezuelan Environmental and Social Impact Study with the Venezuelan Ministry of Environment and Natural Resources, management and its advisors will continue their dialogue with the Venezuelan Ministry of Environment and Natural Resources providing additional information and answering questions as needed in order to insure that the permit to construct the Brisas gold/copper project is issued as soon as possible.

Concurrent with other activities, management continues to work closely with Endeavour Financial on the project debt-financing package. The Company made a number of presentations and conducted various discussions of its proposed Brisas project debt package with a number of commercial banks, export credit agencies, international development banks and also equipment and off-take finance sources.

Preliminary works on-site such as geo-tech drilling, road construction, condemnation drilling and various planning activities will continue or commence, as the case may be, along with the addition of various management and staff positions as the Company moves toward commencement of construction.

The Company will continue its participation in various social, cultural, health and environmental programs in the immediate and surrounding areas near Brisas. These efforts have included the construction of new recreational facilities such as parks, refurbishment of multiple-use sport courts and year-round cultural and sport programs, all of which have received a very favorable response from the community.In addition, the Company will soon complete the construction of an ambulatory medical facility within the framework of "MisiUn Barrio Adentro", a governmental program to provide medical assistance to the poor. The Company continues its open dialogue with the local and surrounding communities and to further its proposal to the Ministry of Basic Industries and Mines (MIBM) to implement a support program within the framework of Mission Piar, one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environment as well as their integration into the formal economy.

Choco 5 Property

The Choco 5 property, a grass roots gold exploration target, is a 5,000 hectare concession located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since acquiring the property in 2000, the Company has invested approximately $200,000 on acquisition and exploration costs.

In July 2005, the Company received the Permit to Affect Natural Resources from the Venezuelan Ministry of Environment and Natural Resources (MARNR) for the Choco 5 property. The Company has already commenced drilling which is part of an aggressive exploration program on the property with planned expenditures of approximately $400,000 in 2005 and $750,000 in 2006. Exploration activities will include environmental permitting, additional geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, exploration drilling, geophysical testing of established gold anomalies in the eastern sector of the property, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities. The Company's geologists have already identified several drill targets and expect to identify additional targets based on the work described above. The Company will base its exploration effort out of its office in El Callao.

Financial Overview

Overview. The following discussion of financial position as of June 30, 2005 and results of operations for the six months ended June 30, 2005 and 2004 are to be read in conjunction with the Company's unaudited consolidated financial statements and related notes, included herein.

We prepare our consolidated financial statements in U.S. Dollars in accordance with accounting principles generally accepted in Canada. These financial statements together with the following management's discussion and analysis, dated August 10, 2005, are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to the Company's potential future performance. Additional information on the Company can be found in the Company's Annual Information Form filed with Canadian Securities Regulators at HYPERLINK "http://www.sedar.com", www.sedar.com and its Form 20F filed with the US Securities and Exchange Commission at www.sec.gov.

The Company is engaged in the business of exploration and development of mining projects and is presently focusing its financial resources on its most significant asset, the Brisas project, and to a lesser extent the exploration of its Choco 5 property, both located in Bolivar State, Venezuela. The Company has no commercial production at this time. As a result, the Company has not recorded revenue or cash flow from its mining operations and has experienced losses from operations for each of the last five years, a trend we expect to continue until the Brisas project is fully developed and put into commercial production. The Company has historically financed its operations through the sale of common stock and other equity securities. Management expects the Brisas project, if constructed, to be similarly financed along with project and corporate debt financing.

As noted elsewhere, the Company completed a 2005 bankable feasibility study with respect to the construction and operation of the Brisas Project. Based on the results of the study, the feasibility study operating plan assumes a large open pit mine utilizing conventional truck and shovel mining methods. The construction of the Brisas Project is expected to take approximately 24-26 months and cost an estimated $552 million, the start of which is primarily dependant upon receiving the required permits and obtaining sufficient financing. Obtaining the required permits and the necessary funding for the Brisas project will continue to be the Company's primary focus during the remainder of 2005 and into 2006.

Venezuela has experienced high levels of inflation during the last several years as well as political and civil unrest. During this period Venezuela has experienced a decline in industrial output and foreign investment. Despite this political and economic turmoil, the Company, up to now, has not experienced any significant adverse impact on its operations in Venezuela nor have we curtailed our investment activities in the country. However, the Company's operations and investments in Venezuela could be adversely affected in the future.

In early 2005, Venezuela's Basic Industries and Mines Minister announced that Venezuela will review all foreign investments in non-oil basic industries, including gold projects. The overall objective is to maximize technological and developmental benefits and align investments with the current administration's social agenda. The Minister indicated Venezuela is seeking transfers of new technology, technical training and assistance, job growth, greater national content, and creation of local downstream industries and that the transformation would require a fundamental change in economic relations with major multinational companies. To the best of our knowledge, all of our properties are in compliance with the regulations and requirements of the agreements and our various social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government's social agenda including the framework of Mission Piar, one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the impact to the environment as well as their integration into the formal economy.

Also in early 2005, the Venezuelan government announced new regulations concerning exports from Venezuela, which will require, effective April 1, 2005, all goods and services to be invoiced in the currency of the country of destination or in U.S. Dollars. We are evaluating the impact of these new regulations, which we believe could result in an increase in future operating costs. Past and recent conditions have not adversely affected the Company's operations as the Company primarily transfers funds into Venezuela for its operations. However, this will change in the future to the extent that the Company begins production and sales from Venezuela and we will assess currency issues at that time There can be no assurance that further developments or interpretations of these regulations are limited to the impact we have described herein.

References in this report to total cash costs per ounce (a non-GAAP measure of performance) we believe enables certain investors to better understand the Brisas Project's potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by Canadian and U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP, such as the nearest comparable GAAP measurentotal cost per ounce. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Critical Accounting Estimates. Critical accounting estimates represent estimates that are highly uncertain and changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of the Brisas Project; mineral reserve and resource estimates and contingencies. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee.

Significant Accounting Policies. The Company's accounting policies are described in Note 1 of the consolidated financial statements. The more significant accounting policies are as follows:

Marketable Securities. Equity securities are carried at the lower of cost and net realizable value. Corporate debt securities and U.S. treasuries and agency obligations are carried at amortized cost.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties determined to be impaired or that are abandoned are written-down to the estimated recoverable amount. Carrying values do not necessarily reflect present or future values.

Results of Operations. The Company's results of operation are a product of operating expenses, primarily related to the development of the Brisas project, net of investment income. Consolidated net loss for the three and six months ended June 30, 2005 amounted to $1,803,271 and $3,926,794 or $0.05 and $0.11 per share compared to consolidated net loss of $880,107 and $2,092,115 or $0.03 and $0.07 per share for the same periods in 2004.

Other income for the three and six month periods ended June 30, 2005 increased by $186,412 and $243,325 over the comparable periods in 2004. The change was primarily due to an increase in the amount of invested cash and gains on sales of securities.

Operating expenses for the three and six months ended June 30, 2005 increased by $1,109,576 and $2,078,004 over the comparable periods in 2004. The change was primarily due to the cost of implementing directors' and officers' insurance, increases in consulting costs associated with the development of the Brisas project, increased compensation expense primarily as a result of new hires and overall increases in expenditures as a result of the increased corporate management activity associated with the development of the Brisas Project and financing activities.

Selected Quarterly Financial Data. The quarterly results of operations shown below are primarily a result of the increase in operating costs associated with the development of the Brisas project. The increase in operating cost during the three-month periods from June 2004 to June 2005 is primarily due to overall increases in expenditures as a result of the increased activity associated with the development and financing of the Brisas Project, coupled with compensation adjustments for existing officers, directors and employees, costs associated with new hires, increased costs associated with investor relations and the impact of implementing new rules related to accounting for stock-based compensation. The significant variation from the third quarter 2003 to the fourth quarter 2003 is attributable to the startup of activities related to the bankable feasibility study, the commencement of additional drilling on the Brisas Project and the extraction and transportation of a bulk sample intended to be used for tests related to the possible deployment of an on-site pressure oxidation and leaching process.


Quarter ended           6/30/05      3/31/05     12/31/04      9/30/04    6/30/04       3/31/04     12/31/03   9/30/03
Other Income            392,064      217,982      372,064      193,340    205,652       128,825      291,218    145,664
Net loss before tax  (1,803,271)  (2,123,523)  (1,970,437)  (1,420,077)  (880,107)   (1,212,008)  (1,603,873)  (809,276)
Per share                 (0.05)       (0.06)       (0.07)       (0.05)     (0.03)        (0.04)       (0.07)     (0.03)
Fully diluted             (0.05)       (0.06)       (0.07)       (0.05)     (0.03)        (0.04)       (0.07)     (0.03)
Net loss             (1,803,271)  (2,123,523)  (1,970,437)  (1,420,077)  (880,107)   (1,212,008)  (1,608,606)  (809,276)
Per share                 (0.05)       (0.06)       (0.07)       (0.05)     (0.03)        (0.04)       (0.07)     (0.03)
Fully diluted             (0.05)       (0.06)       (0.07)       (0.05)     (0.03)        (0.04)       (0.07)     (0.03)

Measurement Uncertainty. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas Project located in Venezuela. Venezuela has experienced high levels of inflation during the last several years as well as political instability, civil unrest, currency and exchange controls, and a decline in industrial output and foreign investment. In August 2004, Venezuela held a mid-term presidential recall referendum (as provided in the Constitution), the result of which was President Chavez was re-elected President of Venezuela. Since the referendum, the political climate in Venezuela has improved. In view of past political and economic turmoil, we have not experienced any significant adverse impact to date on our operations in Venezuela nor have we curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected by unforeseen political events and changes in legal, tax and regulatory regimes in the future.

Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to among other things the Company's current mineral reserves which are based on engineering and geological estimates, gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs.

The Company operates and files tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Liquidity and Capital Resources.

The Company had no significant investing activities during the six months ended June 30, 2005, other than the purchase and sale or maturity of marketable securities, which, on a net basis, totaled approximately $3.6 million in sales and maturities of marketable securities. The total financial resources of the Company, which includes cash plus marketable securities, decreased $2.5 million from December 31, 2004 to approximately $30 million as of June 30, 2005.

As of the date of this report, the Company had the following shares, equity units, warrants and share options issued:

Class A common                                 34,928,260
Equity units(1)                                 1,157,397
Class A common share purchase warrants(2)       2,680,500
Class A common share purchase options(3)        2,911,144

1) An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one to one basis.
2) Consist of 5,361,000 Class A common share purchase warrants exercisable for one-half share or 2,680,500 Class A Common Shares, exercisable at Cdn $5.40 per whole share and expiring in November 2006.
3)      Exercisable at between $0.57 and $4.90 per share.

With the completion of the bankable feasibility in early 2005, our efforts are focused primarily on identifying suitable funding sources, completion of detailed project engineering, development and implementation of project related contracts such as engineering, procurement and construction management, port facilities, concentrate sales contracts, electricity and fuel supply contracts, and a number of other agreements related to the construction and operation of the Brisas Project and obtaining the required permits (primarily the permits to construct and operate). Initial capital expenditures required to put the Brisas Project into production as presently proposed in the Brisas bankable feasibility study, is estimated to be approximately $552 million over a 24-26 month construction period. Commencement of the construction of the Brisas Project is primarily dependant upon obtaining the required permits and obtaining sufficient financing.

As of August 10, 2005, the Company held approximately $29 million in cash and investments. In the near-term, management believes that cash and investment balances are sufficient to enable the Company to fund its pre-construction activities through 2007 (excluding substantial Brisas Project construction activities). The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our future work plans, our assessment of the financial markets, the political and economic conditions in Venezuela, our share price and the price of gold and copper. Management provides no assurances that it will be able to obtain the substantial additional financing that will be needed to construct the Brisas Project. Failure to raise the required funds will mean the Company will be unable to construct and operate the Brisas Project.

CONSOLIDATED BALANCE SHEETS
June 30, 2005 (unaudited) and December 31, 2004

                                                  June 30,     December 31,
U.S. Dollars                                        2005             2004

ASSETS
Current Assets
Cash and cash equivalents                   $  28,096,920     $  27,178,705
Marketable securities                           2,076,599         5,528,776
Deposits, advances and other                      346,926           336,128
Accrued interest                                                     13,444
                                             ------------      ------------
Total current assets                           30,520,445        33,057,053

Property, plant and equipment, net             54,330,578        52,535,018
Other                                           1,013,710         1,013,460
                                             ------------      ------------
Total assets                                $  85,864,733      $ 86,605,531
                                             ------------      ------------

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses       $     908,778      $  1,307,635
                                             ------------      ------------
Total current liabilities                         908,778         1,307,635
                                             ------------      ------------
Minority interest in
  consolidated subsidiaries                     1,124,572         1,121,838
                                             ------------      ------------
Total liabilities                               2,033,350         2,429,473

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Common shares and equity units, without par value
                                              139,949,803       136,907,516
Less common shares held by affiliates            (674,598)         (674,598)
Stock options                                   1,544,029         1,004,197
Accumulated deficit                           (56,882,528)      (52,955,734)
KSOP debt                                        (105,323)         (105,323)
                                             ------------      ------------
Total shareholders' equity                     83,831,383        84,176,058
                                             ------------      ------------
Total liabilities and
shareholders' equity                        $  85,864,733      $ 86,605,531
                                             ------------      ------------

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

s/ Chris D. Mikkelsen               s/ Patrick D. McChesney
   ------------------                  --------------------


CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended June 30, 2005 and 2004 (unaudited)

                                 Three Months Ended           Six Months Ended
U.S. Dollars                     2005         2004           2005          2004

OTHER INCOME
Interest                   $   193,964   $  107,328     $  411,946   $  236,153
Gain on sale of
  marketable securities        198,100       98,324         165,85       98,324
                             ---------    ---------      ---------    ---------
                               392,064      205,652        577,802      334,477
                             ---------    ---------      ---------    ---------
EXPENSES
General and administrative     922,083      422,067      2,220,988    1,097,237
Technical services             966,563      456,037      1,729,825      839,761
Corporate communications       200,189      161,777        349,479      383,867
Legal and accounting            89,347       46,341         95,630       71,018
Foreign currency loss           17,664          747        105,940       40,986
Minority interest in
 net income (loss) of
 consolidated subsidiaries        (511)      (1,210)         2,734       (6,277)
                             ---------    ---------      ---------    ---------
                             2,195,335    1,085,759      4,504,596    2,426,592
                             ---------    ---------      ---------    ---------
Net loss                  $ (1,803,271) $  (880,107)  $ (3,926,794) $ 2,092,115)
                             ---------    ---------      ---------    ---------
Net loss per share        $      (0.05) $     (0.03)  $      (0.11) $     (0.07)
                             ---------    ---------      ---------    ---------
Weighted average common
 shares outstanding         35,060,891   28,260,776     34,689,688   28,243,724
                            ----------   ----------     ----------   ----------

CONSOLIDATED STATEMENTS OF DEFICIT
For the Six Months Ended June 30, 2005 and 2004 (unaudited)

U.S. Dollars

Deficit, December 31, 2004                          $  (52,955,734)
Net loss                                                (3,926,794)
                                                       ------------
Deficit, June 30, 2005                              $  (56,882,528)
                                                       ------------

Deficit, December 31, 2003                          $  (47,054,004)
Adjustment for stock option
  compensation from 2002 and 2003                         (419,101)
Net loss                                                (2,092,115)
                                                       ------------
Deficit, June 30, 2004                              $  (49,565,220)
                                                       ------------
The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Six Months Ended June 30, 2005 and 2004 (unaudited)

                              Three Months Ended           Six Months Ended
U.S. Dollars                  2005         2004           2005          2004
                          ---------    ---------      ---------     ---------

Cash Flows from Operating Activities:

Net loss               $ (1,803,271)  $ (880,107)  $ (3,926,794)  $ (2,092,115)
Adjustments to
 reconcile net loss
 to net cash used by
 operating activities:
Stock option compensation   342,651                     539,832        302,934
Depreciation                 20,569       13,121         39,993         25,112
Amortization of premium on
marketable securities                     29,699          3,226         66,857
Foreign currency loss        17,664          747        105,940         40,986
Minority interest
 in net income (loss) of
  consolidated subsidiaries    (511)      (1,210)         2,734         (6,277)
Net gain on sale of
  marketable securities    (198,101)     (98,324)      (165,856)       (98,324)
Shares issued
  for compensation                                      435,920         13,279
Changes in non-cash
 working capital:
Net (increase) decrease
 in deposits,advances and
  accrued interest           (7,081)       6,730          2,646         23,951
Net increase (decrease)
 in accounts payable
  and accrued expenses      225,703     (206,141)      (398,857)      (345,401)
                          ---------    ---------      ---------      ---------
Net cash used by
  operating activities   (1,402,377)  (1,135,485)    (3,361,216)    (2,068,998)
                          ---------    ---------      ---------      ---------

Cash Flows from Investing Activities:

Proceeds from the
 sale and maturity of
  marketable securities   2,935,801      848,324      4,614,807       1,848,324
Purchase of
 marketable securities     (500,000     (500,000)    (1,000,000)     (2,282,504)
Purchase of property,
 plant and equipment       (976,784)  (1,027,304)    (1,835,553)     (2,202,016)
Other                       (74,493)    (118,121)      (106,190)       (158,165)
                          ---------    ---------      ---------       ---------
Net cash provided (used)
 by investing activities  1,384,524     (797,101)     1,673,064      (2,794,361)
                          ---------    ---------      ---------       ---------

Cash Flows from Financing Activities:

Proceeds from the
 issuance of
  common shares             278,441                   2,606,367          53,400
                          ---------    ---------      ---------       ---------
Net cash provided by
 financing activities       278,441                   2,606,367          53,400
                          ---------    ---------      ---------       ---------

Change in Cash and Cash Equivalents:

Net increase (decrease)
 in cash and
  cash equivalents         260,588    (1,932,586)       918,215      (4,809,959)
Cash and cash
 equivalents - beginning
  of period             27,836,332     8,454,130     27,178,705      11,331,503
                        ----------   -----------    -----------      ----------
Cash and cash
 equivalents -
 end of period         $28,096,920   $ 6,521,544    $28,096,920     $ 6,521,544
                        ----------   -----------    -----------      ----------
The accompanying notes are an integral part of the consolidated financial statements.


1. Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the "Company") as of June 30, 2005, and the results of operations and the cash flows for the six months ended June 30, 2005 and 2004. The results of operations for the six months ended June 30, 2005 and 2004 are not necessarily indicative of the results to be expected for the full year. In September 2004, the Company reviewed costs incurred on the Brisas project and in accordance with its accounting policy, capitalized $2,116,764 associated with its Brisas feasibility study which previously had been expensed in the first half of 2004. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements including notes thereto included in the Company's 2004 annual report.

2. Geographic Segments

Net Loss for the Three and Six Months Ended June 30, 2005 and 2004

                              Three Months Ended           Six Months Ended
                              2005         2004           2005          2004
                          ---------    ---------      ---------     ---------

North America           $ 1,115,003   $  170,627    $ 2,561,819   $   601,952
South America               688,268      709,480      1,364,975     1,490,163
                          ---------    ---------      ---------     ---------
Consolidated            $ 1,803,271   $  880,107    $ 3,926,794   $ 2,092,115
                          ---------    ---------      ---------     ---------

Selected Notes To Consolidated Financial Statements

3. Share Option Plan:

The Company's Equity Incentive Plan (the "Plan") allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 786,937 options remaining for future grants at June 30, 2005. Share option transactions for the six months ended June 30, 2005 and 2004 are as follows:

                                       2005                    2004
                         ----------------------------------------------------
                                            Weighted                 Weighted
                                             Average                  Average
                                            Exercise                 Exercise
                                Shares       Price        Shares      Price
-----------------------------------------------------------------------------
Options outstanding
at beginning of period       3,316,374      $ 1.39     3,204,124     $ 0.95
Options exercised             (564,730)     $ 1.00       (62,500)    $ 0.83
Options canceled              (110,000)     $ 4.18
Options granted                250,000      $ 3.80       135,000     $ 3.94
                         ----------------------------------------------------
Options outstanding
  at end of period           2,891,644      $ 1.57     3,276,624     $ 1.08
                         ----------------------------------------------------
Options exercisable
  at end of period           2,557,820      $ 1.32     3,078,773     $ 0.97
                         ----------------------------------------------------

                                      Price                    Price
                                      Range                    Range
Exercise price at
  end of period                  $ 0.57 - $ 4.90          $ 0.55 - $ 4.14
Exercise price for
  exercisable shares             $ 0.57 - $ 4.74          $ 0.55 - $ 4.14

Effective January 1, 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants standard 3870 under which the fair value method of accounting for stock options granted to employees and directors is followed. Accordingly, compensation expense was recorded on a retroactive basis to retained earnings to show the effect of compensation expense associated with stock option grants to employees and directors from January 1, 2002 to December 31, 2003, which amounted to $419,101.

The Company recorded additional compensation expense of $539,832, and $302,934 for stock options granted during the six months ended June 30, 2005 and 2004. The fair value of the options granted in 2005 was calculated using the Black-Scholes model assuming a weighted average risk free interest rate of 3.6%, expected life of three years, expected volatility of 104% and a dividend yield of nil.